August 13, 2024

Bruno Bonifacio
Chief Executive Officer
BRB Foods Inc.
Rua Doutor Eduardo de Souza Aranha
387     Conjunto 151
Sao Paulo, SP 04543-121

       Re: BRB Foods Inc.
           Amendment No. 4 to Registration Statement on Form S-1
           File No. 333-276557
           Filed on August 8, 2024
Dear Bruno Bonifacio:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 5, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-1
General

1. We note in your registration statement that a number of exhibits have not yet been filed.
       Please provide all missing information, including exhibits, in your next amendment, or tell us when you intend to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.
Income Statement, page F-34

2. We note your response to prior comment 3 but reissue our comment as we do not believe your response addresses our concerns. Please revise to disclose the number of shares used to calculate your weighted average shares outstanding on a basic and diluted
 August 13, 2024
Page 2

       basis pursuant to ASC 260-10-45 on the face of your income statement. Since you have reported net losses in each of the interim and annual periods for 2024 and 2023, the shares and EPS amounts disclosed on the face of the income statement should be the same. Your current presentation does not appear appropriate in light of your net losses and should be revised accordingly. Further, revise your notes to the consolidated financial statements to disclose the number of any securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented. In this regard, we note the company issued had convertible notes during fiscal year 2023 and 2024. Refer to the guidance outlined in
       ASC 260-10-50-45.
       Please contact Charles Eastman at 202-551-3794 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Mitchell Lampert